EXHIBIT 99(b)


                    [SCOTT & STRINGFELLOW, INC. LETTERHEAD]




                                 July 30, 1998

Board of Directors
Community Bankshares of Maryland
16410 Heritage Boulevard
Bowie, MD 20716-1073

Gentlemen:

     You have asked that Scott & Stringfellow, Inc. provide its opinion as to whether an offering price $17.50 is reasonable relative to the proposed common stock offering by Community Bankshares of Maryland (the "Company"). In determining our opinion, we have reviewed our last Appraisal Report valuing the Company's common stock (dated December 31, 1997), information relative to the current financial condition of the Company, the results of operations for the six month period ended June 30, 1998, the Budget for 1998 and 1999, market valuations for comparable financial institutions and several recent transactions in the Company's common stock.

     Based upon our review of the previously mentioned information and extensive discussions with management, it is our opinion that as of July 30, 1998 an offering price of $17.50 per common share is reasonable. Our conclusion is subject to the limiting conditions which customarily accompany any opinion by Scott & Stringfellow. These conditions primarily relate to the material reliance on audited annual financial statements, unaudited interim financial statements and the representations of management regarding past and projected performance of the Company.

     We have attached to this letter certain financial models used to determine our opinion. Should anyone have any questions, please give us a call. I may be reached at (804) 782-8758.


                                                    Very truly yours,

                                                    /s/ Christopher W. Choate

                                                    Christopher W. Choate
                                                    Vice President

Enclosure